Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185081

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares	151,077	$36.375	$5,495,426	$639

(1)
Represents the number of common shares that would be issuable upon redemption of the 151,077 outstanding Class A common units of limited partnership interest on a one-for-one basis for common shares, including an indeterminate number of shares which may be issued with respect to such common shares by way of a share dividend, share split or in connection with a share combination, recapitalization, merger, consolidation or otherwise.

(2)
Calculated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of our common shares reported on the New York Stock Exchange on May 5, 2015.

(3)
This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant's Registration Statement on Form S-3 (File No. 333-185801) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 20, 2012)
151,077 Shares
Common Shares of Beneficial Interest

This prospectus supplement and the accompanying prospectus relate to the offer and sale by the selling shareholders identified in this prospectus supplement, and any of their donees, pledgees, transferees or other successors-in-interest, of up to 151,077 common shares of beneficial interest (“common shares”) that may be issued from time to time if, and to the extent that, the holders of 151,077 Class A common units of limited partnership interest (“common units”) in LaSalle Hotel Operating Partnership, L.P., our operating partnership, tender such common units for redemption, and we elect, in our sole and absolute discretion, to exchange some or all of the common units tendered for redemption for common shares. We are registering the applicable common shares to provide the selling shareholders with freely tradable securities. The registration of our common shares covered by this prospectus supplement does not necessarily mean that any of the holders of common units will request that our operating partnership redeem their common units, that upon any such redemption we will elect, in our sole and absolute discretion, to exchange some or all of the common units tendered for redemption for common shares or that any common shares received in exchange for common units will be sold by the selling shareholders.
We will not receive any proceeds from the issuance of common shares to the holders of common units or the sale of common shares from time to time by such holders. Selling shareholders may from time to time offer and sell, transfer or otherwise dispose of any or all of the common shares covered by this prospectus supplement through underwriters or dealers, directly to purchasers or through broker-dealers or agents. See “Selling Shareholders” and “Plan of Distribution.”
To assist us in qualifying as a real estate investment trust for federal income tax purposes (“REIT”), our Articles of Amendment and Restatement of Declaration of Trust contain certain restrictions relating to the ownership and transfer of our shares of beneficial interest. See “Description of Common Shares—Restrictions on Ownership and Transfer” in the accompanying prospectus.
Our common shares are listed on the New York Stock Exchange under the symbol “LHO.” The last reported sale price of our common shares on the New York Stock Exchange on May 6, 2015 was $35.57.
Investing in our common shares involves a high degree of risk. Before buying any common shares, you should carefully read the discussion of material risks of investing in our common shares under the heading “Risk Factors” on page S-2 of this prospectus supplement and beginning on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2014.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2015.

TABLE OF CONTENTS
Prospectus Supplement
Prospectus

PROSPECTUS SUMMARY	1
RISK FACTORS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
USE OF PROCEEDS	5
DESCRIPTION OF COMMON SHARES	6
DESCRIPTION OF PREFERRED SHARES	11
DESCRIPTION OF DEPOSITARY SHARES	17
DESCRIPTION OF WARRANTS	20
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS	21
SELLING SHAREHOLDERS	49
PLAN OF DISTRIBUTION	50
WHERE YOU CAN FIND MORE INFORMATION	53
INCORPORATION BY REFERENCE	53
LEGAL MATTERS	54
EXPERTS	54
You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission (“SEC”). Neither we nor the selling shareholders have authorized any other person to provide you with different or additional information. Neither we nor the selling shareholders are making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus or the documents incorporated by reference herein or therein is accurate as of any date other than the date of such document or such other dates as may be specified therein. Our business, financial condition, liquidity, results of operations or prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to, and updates information contained in, the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference, the information in this prospectus supplement supersedes such information.
This prospectus supplement does not contain all of the information that is important to you. You should read the accompanying prospectus as well as the documents incorporated by reference in the accompanying prospectus. See “Incorporation of Certain Information by Reference” in the accompanying prospectus.
Unless otherwise indicated or the context requires otherwise, in this prospectus supplement references to “company,” “we,” “us,” and “our” refer to LaSalle Hotel Properties and its consolidated subsidiaries, including LaSalle Hotel Operating Partnership, L.P., our operating partnership, and LaSalle Hotel Lessee, Inc., our taxable REIT subsidiary (together with its wholly-owned subsidiaries, “LHL”).
FORWARD-LOOKING STATEMENTS
Statements contained in this prospectus supplement, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Also, when we use any of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “may,” “plan,” “seek,” “should,” “will,” or similar expressions, we are making forward-looking statements. In part, we have based these forward-looking statements on possible or assumed future results of our operations. These are forward-looking statements and not guaranteed. They are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project. Prospective purchasers should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.
LASALLE HOTEL PROPERTIES
LaSalle Hotel Properties, a Maryland real estate investment trust, primarily buys, owns, redevelops and leases upscale and luxury full-service hotels located in convention, resort and major urban business markets. We are a self-administered and self-managed REIT as defined in the Internal Revenue Code of 1986, as amended. As a REIT, we are generally not subject to federal corporate income tax on that portion of our net income that is currently distributed to our shareholders.
As of March 31, 2015, we owned interests in 47 hotels with over 12,000 guest rooms located in 10 states and the District of Columbia. Each hotel is leased to LHL under a participating lease that provides for rental payments equal to the greater of (i) a base rent or (ii) a participating rent based on hotel revenues. A third-party non-affiliated hotel operator manages each hotel pursuant to a hotel management agreement.
We are the sole general partner of LaSalle Hotel Operating Partnership, L.P., our operating partnership. Substantially all of our assets are held directly or indirectly by, and all of our operations are conducted through, our operating partnership. As of March 31, 2015, we owned, through a combination of direct and indirect interests, 99.7% of the common units of our operating partnership.
Our principal offices are located at 7550 Wisconsin Avenue, 10th Floor, Bethesda, Maryland 20814. Our phone number is (301) 941-1500. Our website is www.lasallehotels.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

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RISK FACTORS
Investing in our common shares involves a high degree of risk. Please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in the accompanying prospectus. Such risks are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect us. The risks described could affect our business, financial condition, liquidity, results of operations or prospects. In any such case, you may lose all or part of your investment. You should carefully consider the risks described in our Annual Report on Form 10-K for the year ended December 31, 2014, as well as other information and data set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein before making an investment decision with respect to the common shares.
USE OF PROCEEDS
We will not receive any of the proceeds from the issuance of common shares to such holders or the sale of our common shares from time to time by such holders, but we will acquire additional common units in our operating partnership in exchange for any such issuances. Consequently, with each redemption of common units our percentage ownership interest on our operating partnership will increase.
The selling shareholders will pay any underwriting discounts and commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the shares. The selling shareholders also will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus supplement and the accompanying prospectus. These may include, without limitation, all registration and filing fees, NYSE listing fees, fees and expenses of our counsel and accountants, and blue sky fees and expenses.

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SELLING SHAREHOLDERS
This prospectus supplement and the accompanying prospectus relate to the offer and sale by the selling shareholders of up to 151,077 of our common shares that may be issued from time to time if, and to the extent that, the holders of 151,077 common units tender such common units for redemption, and we elect, in our sole and absolute discretion, to exchange some or all of the common units tendered for redemption for common shares. The following table provides the names of the selling shareholders, the number of common shares and common units currently held by such selling shareholders prior to any exchange by them of common units and the number of common shares that will be owned by such selling shareholders after the exchange assuming all of the offered shares are sold. The selling shareholders are not required to tender their common units for redemption, nor are we required to issue common shares (in lieu of our operating partnership redeeming the common units for cash) to any selling shareholder who elects to tender common units. To the extent we do issue common shares upon redemption, since the selling shareholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling shareholders will offer pursuant to this prospectus supplement and the accompanying prospectus or that the selling shareholders will own upon completion of the offering to which this prospectus supplement relates. The following table does not take into effect any restrictions on ownership or transfer as described in the accompanying prospectus under “Description of Common Shares—Restrictions on Ownership and Transfer.”
Information about additional selling shareholders may be set forth in a supplement to this prospectus supplement, in a post-effective amendment or in filings that we submit to the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated by reference in the accompanying prospectus.
The selling shareholders named below and their permitted donees, pledgees, transferees or other successors-in-interest may from time to time offer the common shares offered by this prospectus supplement:

Name of Selling Shareholder (1)	Shares Owned	Common Units Owned	Number of Shares Offered	Shares Owned After Offering (2)(3)
				Number	%
PCH TIC Owner LLC (4)	—	151,077	151,077	—	—%
		151,077	151,077
_____________
*    Represents less than 1.0%.

(1)
Selling shareholders that are entities may distribute common shares prior to sale under this prospectus supplement. The selling shareholders may also include persons who are donees, pledgees, transferees or successors-in-interest of the listed selling shareholders.

(2)
Assumes that the selling shareholders sell all of their common shares offered pursuant to this prospectus. In computing the percentage ownership of a selling shareholder, we have assumed that the common units held by that selling shareholder have been exchanged for common shares and that those shares are outstanding but no common units held by other persons are exchanged for common shares. This percentage is calculated assuming that each selling shareholder sells all of the shares offered by this prospectus. It is difficult to estimate with any degree of certainty the amount and percentage of common shares that would be held by each selling shareholder after completion of the offering. First, we have the option to satisfy common unit redemption requests by paying the cash value of the units rather than issuing common shares. The number of shares offered hereby assumes we elect to satisfy all redemption requests by issuing shares. Second, assuming a selling shareholder receives common shares upon redemption of such holder’s common units, such holder may offer all, some or none of such shares.

(3)	Based on a total of 112,963,432 common shares outstanding as of April 22, 2015.

(4)
Our operating partnership issued 151,077 Class A common units of limited partnership interest to the selling shareholder on December 29, 2011 in a private transaction. The issuance of the common units was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”). We relied on the exemption based on representations given by the holders of the common units. Voting and investment decisions with respect to these common units are made by Alan Kava. The selling shareholder is an affiliate of a broker-dealer. The selling shareholder

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represented that it purchased the shares in the ordinary course of business and, at the time of the purchase of the shares to be resold, the selling shareholder did not have any agreement or understandings, directly or indirectly, with any person to distribute the shares.
PLAN OF DISTRIBUTION
This prospectus supplement relates to the offer and sale, from time to time, by the selling shareholders of up to 151,077 of our common shares if, and to the extent that, the selling shareholders tender their common units for redemption and we elect, in our sole and absolute discretion, to exchange such common units for common shares in lieu of a cash redemption by our operating partnership.
Our common shares are listed on the NYSE under the symbol “LHO.” We are registering our common shares to provide the holders with freely tradable securities, but the registration of these shares does not necessarily mean that any of these shares will be offered or sold by the holders.
We have not and will not receive any proceeds from the issuance of our common shares to the selling shareholders or from the sale of such shares by the selling shareholders.
As used in this prospectus supplement, “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus supplement from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the common shares offered hereby will be borne by the selling shareholders. Brokerage commissions and similar selling expenses, if any, attributable to the sale of common shares offered hereby will be borne by the selling shareholders.
The selling shareholders may from time to time offer and sell, transfer or otherwise dispose of any or all of our common shares covered by this prospectus supplement through underwriters or dealers, directly to purchasers or through broker-dealers or agents, who may receive compensation in the form of commissions from the selling shareholders and from the purchasers of such shares for whom they may act as agent.
The common shares may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale or negotiated prices. These prices will be determined by the selling shareholders or by agreement between the selling shareholders and underwriters, dealers or agents who may receive fees or commissions in connection with any such sale. The selling shareholders may dispose of the shares or interests therein by a variety of methods, including the following:

•	on any national securities exchange on which our common shares may be listed at the time of sale, including the NYSE;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchange or in the over-the-counter market, which may include privately negotiated transactions and sales directly to one or more purchasers;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in privately negotiated transactions;

•	short sales;

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•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	in any combination of the above or by any other legally available means; and

•	any other method permitted pursuant to applicable law.
Such transactions may or may not involve brokers or dealers. In addition, these transactions may include block transactions (in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction) or crosses (in which the same broker-dealer acts as agent on both sides of the trade). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of common shares by the selling shareholders.
Selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided the requirements of such rule are met.
The selling shareholders and any brokers, dealers, agents or underwriters that participate with the selling shareholders in the distribution of our common shares pursuant to this prospectus supplement may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of our common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling shareholders may be deemed to be underwriting commissions. While neither we nor any selling shareholder can presently estimate the amount of such compensation, in compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus supplement. However, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be less than this amount.
Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.
The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of common shares against certain liabilities, including liabilities arising under the Securities Act.
Upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares of common shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus supplement, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s) or underwriter(s), (ii) the number of common shares involved, (iii) the price at which such shares were or will be sold, (iv) the commissions paid or to be paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable, (v) that, as applicable, such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and the accompanying prospectus and (iv) other facts material to the transaction.

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EXPERTS
The consolidated financial statements and schedule of LaSalle Hotel Properties as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2014 financial statements refers to a change in the method of accounting for discontinued operations due to the adoption of ASU 2014-08 Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.
LEGAL MATTERS
Certain legal matters in connection with this offering will be passed upon for us by Hunton & Williams LLP.

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